02046660

P.E. 7/31/02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED SEP 20 2002 WASH. D.C. 180

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.
(Translation of registrant's name into English)

8128 River Way, Delta, British Columbia, Canada V4G 1K5
(Address of principal executive offices)

PROCESSED SEP 24 2002 THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

TABLE OF CONTENTS

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 118(1) of the Alberta Securities Act
Form 27 Under Section 75(2) of the Ontario Securities Act
Form 27 Under Section 73 of the Quebec Securities Act
Form 27 Under Section 81(2) of the Nova Scotia Securities Act
Form 26 Under Section 76(2) of the Newfoundland Securities Act
Form 25 Under Section 84(1)(b) of the Saskatchewan Securities Act
National Policy 40 Manitoba/Yukon/NWT/Nunavut
(Individually, the "Act" and collectively, the "Securities Acts")

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

AimGlobal Technologies Company Inc. (the "Company")
8128 RiverWay
Delta, British Columbia
V4G 1K5

2. Date of Material Change

State the date of the material change.

July 10, 2002

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC), Section 118(1) (AB), Section 75(1) (ON), Section 73 (QUE), Section 81(1) (NS), Section 76(1) (NWFD), Section 84(1)(a) (SASK) of the Securities Acts.

July 10, 2002

The Press Release was released to The Toronto Stock Exchange, AMEX and through various other approved public media and was SEDAR filed with the Canadian Securities Commissions.

4. Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has entered into an agreement to establish a manufacturing facility in Guang Dong, China.

Mr. Steve deJaray has resigned from the board and Mr. Mel Gould has been appointed in his place.

5. Full Description of Material Change

The Company has entered into an agreement to establish a facility in China that gives the Company new, low cost manufacturing capabilities. The facilities are located in the City of Guang Dong, China and incorporate 40,000 square feet of production space. The Guang Dong facility will allow the Company to service its customers on a world wide basis with competitive pricing.

The Company has accepted the resignation of Steve deJaray as Chairman and a member of the board of directors and thanked him for his service. Mr. Mel Gould, a US resident, has been appointed President and a director in his place. Mr. Gould has previously supervised the Company's manufacturing operations. Mr. Warren H. Feder, an existing director has been appointed Chairman of the Board.

The Company's board of directors consists of one Canadian resident and three US residents which does not satisfy the requirements of the British Columbia *Company Act* relating to the residency of directors. Until the proposed *Business Corporations Act* is brought into effect, which will eliminate all residency requirements for directors of British Columbia companies, the Company is taking steps to rectify its technical non-compliance, including whether to continue the Company from the jurisdiction of British Columbia to the federal jurisdiction.

6. Reliance on Section 85(2)(BC), Section 118(2)(AB), Section 75(3) (ON), Section 74 (QUE), Section 81(3)(NS), Section 84(2)(SASK), Section 76(3) (NWFD) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable

72354.1

8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Bruce Lemons, Secretary
6925 South Union Park Center, Suite 190
Midvale, Utah
84047
Phone: (801) 984-0177

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Salt Lake City, Utah this 29th day of August, 2002.

"Signed"
Bruce Lemons
Secretary

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE *SECURITIES ACT* OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION.

c3994
r f BC-AimGlobal-China 07-10 0303
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
AimGlobal Announces China Facility and Change in Board of Directors

TORONTO, July 10 /CNW/ - AimGlobal Technologies Company Inc. (TSE/Amex:AGT) announced that it has entered into an agreement to establish a facility in China that gives the company new, low cost manufacturing capabilities. The Company reported that the facilities, located in the city of Guang Dong, China, incorporate 40,000 square feet of leading-edge production space. The Guang Dong facility will allow the Company to service its customers on a world wide basis with even more competitive pricing.

The Company also announced that it has accepted the resignation of Steve deJaray as chairman and a member of the board of directors and thanked him for his service. The Company announced that it has appointed Mr. Mel Gould as a director and as president of the Company. Mr. Gould, a US resident, has previously supervised the Company's manufacturing operations. The board of directors named Warren H. Feder, an existing director, as chairman of the board. The Company's board of directors now consists of one Canadian resident and three US residents, meaning that the Company does not satisfy the existing requirements of the British Columbia Company Act relating to the residency of directors. Until the proposed new Business Corporations Act is brought into effect, which will eliminate all residency requirements for directors of British Columbia companies, the Company is taking steps to rectify its technical non-compliance, including considering whether to continue the Company from the jurisdiction of the Company Act to the Canada Business Corporations Act.
%SEDAR: 00004308E

-0- 07/10/2002
/For further information: Bruce Lemons, Director, tel. (801) 990-3132, email: blemons(at)olsonlemons.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(AGT. AGT)

CO: AimGlobal Technologies Company Inc.
ST: Ontario
IN: TLS
SU: PER

-30-

CNW 15:32e 10-JUL-02

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 18, 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.

By: [signature]

Name: Warren H. Feder
Title: Chairman of the Board